EXHIBIT  21

SUBSIDIARIES OF SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

The subsidiaries of the Company at December 31, 2005 were as follows:

Name	Jurisdiction of Incorporation or Organization

Schweitzer-Mauduit Canada, Inc.	Manitoba Province (Canada)
Schweitzer-Mauduit International China, Limited	Hong Kong, China
Schweitzer-Mauduit Spain, S.L.	Spain
•Schweitzer-Mauduit do Brasil, S.A.	Brazil
•Schweitzer-Mauduit Holding S.A.R.L.	France
•Schweitzer-Mauduit Industries S.A.R.L.	France
•LTR Industries S.A.	France
•Schweitzer-Mauduit France S.A.R.L.	France
•Papeteries de Saint-Girons S.A.S.	France
•Saint-Girons Industries S.N.C.	France
•Papeteries de Mauduit S.A.S.	France
•PDM Industries S.N.C.	France
•Papeteries de Malaucène S.A.S	France
•Malaucène Industries S.N.C.	France
•P.T. PDM Indonesia	Indonesia
•PDM Philippines Industries, Inc.	Philippines
•Luna Rio Landholding Corporation	Philippines